                                     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the fiscal year ended December 31, 2006

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the transition period from __________ to ___________

Commission file number 1-7297

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Nicor Companies Savings Investment Plan and
Nicor Gas Thrift Plan

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NICOR COMPANIES SAVINGS INVESTMENT PLAN

EMPLOYER IDENTIFICATION NO. 36-2863847
PLAN NO. 4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Companies
Savings Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Companies Savings Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

 DELOITTE & TOUCHE LLP

Chicago, Illinois
June 27, 2007

Nicor Companies Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets:
Investment in Master Trust, at fair value:
Investment securities and other	$174,384,653	$166,663,916
Participant loans	2,109,158	2,160,292
	176,493,811	168,824,208

Receivables:
Employer contributions	342,945	316,418

Net assets available for benefits, at fair value	176,836,756	169,140,626

Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	761,291	864,311

Net assets available for benefits	$177,598,047	$170,004,937

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2006	2005

Net increase in Plan assets from investment
activities of the Master Trust	$18,623,113	$10,378,090

Contributions:
Participant	6,325,167	6,566,673
Employer	3,155,089	3,133,017
	9,480,256	9,699,690

Distributions to participants	(20,743,399)	(16,615,308)

Transfers, net	233,140	31,561

Net increase	7,593,110	3,494,033

Net assets available for benefits at
beginning of year	170,004,937	166,510,904

Net assets available for benefits at
end of year	$177,598,047	$170,004,937

The accompanying notes are an integral part of these statements.

3

Nicor Companies Savings Investment Plan
Notes to the Financial Statements
For the Years Ended December 31, 2006 and 2005

1. DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Nicor Gas Company, not represented by a collective bargaining agreement, and employees of certain affiliated companies (collectively referred to as the “Company”). Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the “Master Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred contributions or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. Effective January 1, 2007, the participant may also elect to make Roth 401(k) contributions. For Nicor Gas employees hired on and after January 1, 1998, Nicor Gas makes an additional annual contribution, subject to service requirements, up to 1.5 percent of the participant’s prior year’s actual base pay. The Plan also accepts rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.

Investments. The Plan’s investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account. The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent. The interest rate remains fixed over the life of the loan.

Vesting and forfeitures. The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service. However, the participant will be fully vested in the Company’s contribution if the participant retires, becomes disabled, or dies before completing three years of service.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2006 and 2005

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company is terminated. If the participant is reemployed within five years by the Company, forfeited contributions are restored to the participant’s account. Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan. During 2006 and 2005, the application of forfeitures reduced the Company’s contribution by $209,132 and $298,016, respectively, and at December 31, 2006 and 2005, the Plan had $6,168 and $32,376, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to defer distribution until attainment of age 70 ½, receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period. For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account. Benefit payments to participants are recorded and distributed on the date requested.

Suspensions and withdrawals. The participant may suspend contributions but will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds, common and collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2006 and 2005

Adoption of new accounting guidance. The financial statements and the master trust financial information presented in Note 5 reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are valued at fair value and contract value. The fair values of the investment contracts are determined by taking the market value of any synthetic contracts and adding the expected future cash flows for each traditional contract. The resulting valuation is further adjusted for items such as exchanges and administrative expenses. The contract value of the investment contracts represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses.

The average crediting interest rate for the Nicor Stable Value Fund was 4.3 percent and 4.2 percent at December 31, 2006 and 2005, respectively. The average yield for this fund was 4.3 percent and 4.4 percent for the years ended December 31, 2006 and 2005, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

3. NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between a union employee covered by a collective bargaining agreement and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan (the “union plan”) and this Plan (the “nonunion plan”). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2006 and 2005, net transfers of $233,140 and $31,561, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2006 and 2005

At December 31, 2006 and 2005, the Plan held 181,204 and 210,026 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $6,323,622 and $7,069,850, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $350,508 and $395,954, respectively.

5. MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Gas Thrift Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The following presents the Master Trust’s net assets as of December 31, 2006 and 2005, the increase or decrease in the Master Trust’s net assets derived from investment activities for the years then ended and the Plan’s share of each:

Net Assets in Master Trust

	December 31
	2006	2005
Assets:
General Investments (at fair value):
Group annuity contracts	$-	$21,478,194
Common/collective trusts*	92,783,816	87,513,577
Nicor Inc. common stock*	22,163,918	19,815,267
Registered investment companies*	196,786,209	165,844,557
Loans to participants*	6,309,891	5,995,366

	318,043,834	300,646,961

Liabilities:

Operating payables	3,669	15,728

Net assets in Trust at fair value	318,040,165	300,631,233

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	1,470,879	1,612,725

Net assets in Trust	$319,511,044	$302,243,958

Plan’s interest in Trust net assets, at fair value	$176,493,811	$168,824,208

Plans percentage interest in Trust
net assets, at fair value	55%	56%

        * Party-in-interest investments.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (concluded)
For the Years Ended December 31, 2006 and 2005

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31
	2006	2005

Vanguard 500 Index Fund Investor Shares	$26,984,541	$24,198,262
Vanguard Developed Markets Index Fund	10,926,351	7,410,970
Vanguard Small-Cap Index Fund Investor Shares	14,113,150	12,616,606
Vanguard Wellington Fund Investor Shares	17,781,836	16,062,381
Nicor Stable Value Fund	59,483,120	67,875,747

Master Trust Investment Activities

	Year Ended December 31
	2006	2005
Investment income:
Interest	$956,050	$1,278,591
Dividends	892,009	962,787
Net change in market value of Nicor Inc. common stock	3,528,840	1,134,038
Net investment gain from common/collective trusts	4,345,091	3,831,529
Net investment gain from registered investment companies	23,403,020	10,744,700
Other	136,584	565,698

	33,261,594	18,517,343

Administrative expenses	(55,821)	(57,143)

Increase in Trust net assets derived from investment activities	$33,205,773	$18,460,200

Plan’s interest in Trust investment activities	$18,623,113	$10,378,090

6. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 22, 2003, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has since been amended, and Plan’s management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Nicor Companies Savings Investment Plan
Form 5500 Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue, Borrower
or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust		$ 175,145,944

(A)	Participant Notes Receivable	Participant loans earning interest from 5% to 9.25%	2,109,158
maturing from 2007 through 2011

	Total		$ 177,255,102

(A)	Denotes party-in-interest investment

9

NICOR GAS THRIFT PLAN

EMPLOYER IDENTIFICATION NO. 36-2863847
PLAN NO. 8

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Gas Thrift Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Gas Thrift Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Chicago, Illinois
June 27, 2007

Nicor Gas Thrift Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets:
Investment in Master Trust, at fair value:
Investment securities and other	$137,345,624	$127,971,951
Participant loans	4,200,730	3,835,074
	141,546,354	131,807,025

Receivables:
Employer contributions	171,803	154,407

Net assets available for benefits, at fair value	141,718,157	131,961,432

Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	709,585	748,414

Net assets available for benefits	$142,427,742	$132,709,846

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2006	2005

Net increase in Plan assets from investment
activities of the Master Trust	$14,582,660	$8,082,110

Contributions:
Participant	3,940,698	3,880,781
Employer	1,755,782	1,719,443
	5,696,480	5,600,224

Distributions to participants	(10,328,104)	(10,246,148)

Transfers, net	(233,140)	(31,561)

Net increase	9,717,896	3,404,625

Net assets available for benefits at
beginning of year	132,709,846	129,305,221

Net assets available for benefits at
end of year	$142,427,742	$132,709,846

The accompanying notes are an integral part of these statements.

12

Nicor Gas Thrift Plan
Notes to the Financial Statements
For the Years Ended December 31, 2006 and 2005

1. DESCRIPTION OF THE PLAN

The following description of the Nicor Gas Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Nicor Gas Company (the “Company”) represented by a collective bargaining agreement. Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the “Master Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred contributions or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution, subject to service requirements. The additional annual contribution was 1.3 percent for 2005 and 2006. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.

Investments. The Plan’s investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account. The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent. The interest rate remains fixed over the life of the loan.

Vesting and forfeitures. The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service. However, the participant will be fully vested in the Company’s contribution if the participant retires, becomes disabled, or dies before completing three years of service.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2006 and 2005

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company or an affiliate is terminated. If the participant is reemployed within five years by the Company or an affiliate, forfeited contributions are restored to the participant’s account. Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan. During 2006 and 2005, the application of forfeitures reduced the Company’s contribution by $22,500 and $14,398, respectively, and at December 31, 2006 and 2005, the Plan had $27,027 and $148, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to defer distribution until attainment of age 70 ½, receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period. For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account. Benefit payments to participants are recorded and distributed on the date requested.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. ACCOUNTING POLICIES

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds, common and collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2006 and 2005

Adoption of new accounting guidance. The financial statements and the master trust financial information presented in Note 5 reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are valued at fair value and contract value. The fair values of the investment contracts are determined by taking the market value of any synthetic contracts and adding the expected future cash flows for each traditional contract. The resulting valuation is further adjusted for items such as exchanges and administrative expenses. The contract value of the investment contracts represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses.

The average crediting interest rate for the Nicor Stable Value Fund was 4.3 percent and 4.2 percent at December 31, 2006 and 2005, respectively. The average yield for this fund was 4.3 percent and 4.4 percent for the years ended December 31, 2006 and 2005, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

3. NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between a union employee covered by a collective bargaining agreement, and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan (the “union plan”) and the Nicor Companies Savings Investment Plan (the “nonunion plan”). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2006 and 2005, net transfers of $233,140 and $31,561, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2006 and 2005

At December 31, 2006 and 2005, the Plan held 292,384 and 294,051 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $9,448,545 and $9,092,959, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $541,491 and $566,833, respectively.

5. MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Companies Savings Investment Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The following presents the Master Trust’s net assets as of December 31, 2006 and 2005, the increase or decrease in the Master Trust’s net assets derived from investment activities for the years then ended and the Plan’s share of each:

Net Assets in Master Trust

	December 31
	2006	2005
Assets:
General Investments (at fair value):
Group annuity contracts	$-	$21,478,194
Common/collective trusts*	92,783,816	87,513,577
Nicor Inc. common stock*	22,163,918	19,815,267
Registered investment companies*	196,786,209	165,844,557
Loans to participants*	6,309,891	5,995,366

	318,043,834	300,646,961

Liabilities:

Operating payables	3,669	15,728

Net assets in Trust at fair value	318,040,165	300,631,233

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	1,470,879	1,612,725

Net assets in Trust	$319,511,044	$302,243,958

Plan’s interest in Trust net assets, at fair value	$141,546,354	$131,807,025

Plan’s percentage interest in Trust
net assets, at fair value	45%	44%

        * Party-in-interest investments.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2006 and 2005

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31
	2006	2005

Vanguard 500 Index Fund Investor Shares	$19,805,031	$17,415,129
Vanguard Small-Cap Index Fund Investor Shares	11,884,373	10,584,934
Vanguard Wellington Fund Investor Shares	13,127,339	11,581,839
Nicor Stable Value Fund	55,442,949	58,774,031
Nicor Stock Fund	13,740,085	11,588,066

Master Trust Investment Activities

	Year Ended December 31
	2006	2005
Investment income:
Interest	$956,050	$1,278,591
Dividends	892,009	962,787
Net change in market value of Nicor Inc. common stock	3,528,840	1,134,038
Net investment gain from common/collective trusts	4,345,091	3,831,529
Net investment gain from registered investment companies	23,403,020	10,744,700
Other	136,584	565,698

	33,261,594	18,517,343

Administrative expenses	(55,821)	(57,143)

Increase in Trust net assets derived from investment activities	$33,205,773	$18,460,200

Plan’s interest in Trust investment activities	$14,582,660	$8,082,110

6. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has since been amended, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Nicor Gas Thrift Plan
Notes to the Financial Statements (concluded)
For the Years Ended December 31, 2006 and 2005

7. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$142,427,742	$132,709,846
Deemed distributions included as expense in Form 5500	3,985	8,444
Net assets available for benefits per Form 5500	$142,423,757	$132,701,402

Nicor Gas Thrift Plan
Form 5500 Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue, Borrower
or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust		$ 138,055,209

(A)	Participant Notes Receivable	Participant loans earning interest from 5% to 9.25%	4,200,730
maturing from 2007 through 2012

	Total		$ 142,255,939

(A)	Denotes party-in-interest investment

19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused these annual reports to be signed on their behalf by the undersigned hereunto duly authorized.

Nicor Companies Savings Investment Plan
and Nicor Gas Thrift Plan

Date	June 27, 2007	/s/ REBECCA C. BACIDORE
Rebecca C. Bacidore
Plan Administrator and Assistant Vice President of
Human Resources, Nicor Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm - Nicor Companies Savings Investment Plan

23.02	Consent of Independent Registered Public Accounting Firm - Nicor Gas Thrift Plan